Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: December 7, 2021

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated December 7, 2021 to the Prospectus dated April 11, 2019 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2025

Currency:	USD

Size:	$2,350,000,000

Maturity:	December 10, 2025

Fixed Rate Period:	From and including December 10, 2021 to but excluding December 10, 2024

Floating Rate Period:	From and including December 10, 2024 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	0.750% due November 15, 2024

Benchmark Treasury Yield:	0.961%

Spread to Benchmark Treasury:	+60 basis points

Reoffer Yield:	1.561%

Fixed Rate Coupon:	1.561%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 0.605% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement.)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,344,125,000

Interest Payment Dates:	During the Fixed Rate Period, each June 10 and December 10, beginning June 10, 2022 and including December 10, 2024, and during the Floating Rate Period, each of March 10, 2025, June 10, 2025, September 10, 2025 and December 10, 2025.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after June 10, 2022 and prior to December 10, 2024 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed; (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 10 basis points, if any, with respect to such notes; and (iii) accrued and unpaid interest on such notes to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole, but not in part, on December 10, 2024 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 10, 2025, upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PCT1 / US46647PCT12

Trade Date:	December 7, 2021

Settlement Date:	December 10, 2021 (T+3)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $400,000,000 of floating rate notes due 2025. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Nordea Bank Abp

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

Westpac Capital Markets LLC

Blaylock Van, LLC

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on December 10, 2021 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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